Exhibit 1

Risk Factors

The risks described below should be carefully considered in conjunction with “Item 3: Key Information – D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on April 5, 2016 (SEC File No. 001-15148), or our “2015 Form 20-F.” Our business, results of operations, financial condition or prospects could be negatively affected if any of these risks occurs.

Risks Relating to Our Business and Industry

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance, the potential cost and disruption of a product recall and possible impacts on our image and our brands.  Among such risks are those related to raising animals, including disease and adverse weather conditions.  Meat is subject to contamination during processing and distribution.  Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products.

Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category.  We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry and hogs), but any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing their meat, which require us to maintain animal health and control disease.  We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs and certain other animals, foot-and-mouth disease and A(H5N1) influenza (discussed below); and (2) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome and Porcine Epidemic Diarrhea, which have broken out in Europe and the United States, were to outbreak in Brazil, we could be required to destroy hogs, however currently there is no legislation supporting this action. Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products.  Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, which may result in the destruction of some or all of these animals. Our poultry business in Brazilian and export markets could also be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza. In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death.  Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

Between 2010 and the first week of 2016, there have been over 378 human cases of avian influenza and over 167 related deaths, according to the World Health Organization, or “WHO, and “the Food and Agriculture Organization, or “FAO.” The cases reported were caused by the H5N1 and H7N9 viruses. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian flu cases in poultry. In 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, additional new cases of H5N1 and H5N2 were reported in the United States, which has already resulted in restrictions on U.S. exports.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future.  Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry.  In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets.  Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance.  Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets.  Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

We may also be subject from time to time to additional outbreaks of animal-related diseases, such as Porcine Epidemic Diarrhea and foot-and-mouth disease affecting cattle. See “Item 5: Operating and Financial Review and Prospects—A. Operating Results—Effect of Animal Diseases—Other Animal Diseases” in our 2015 Form 20-F for further information.

Climate change may negatively affect our business and results of operations.

A consensus has developed in the scientific community that global warming will continue to occur even if greenhouse gas emissions were to be slowed, thereby reinforcing the need to intensify actions to adapt to climate changes. We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities.

The main risks we have identified relate to the alterations in temperature (average and extreme) and changes in rainfall (average and extreme, such as drought, flooding and storms), both of which could affect agricultural productivity, the quality and availability of pasture areas, animal well-being and the availability of energy. These changes could have a direct impact on our costs, raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal well-being, increasing the risk of rationing and raising the price of electrical energy through water shortages and the need for other energy sources to supply the demand for electricity. We also consider potential regulatory changes and monitor trends in changes to licensing legislation for greenhouse gas emissions at the domestic and international levels.

Our operations are largely dependent on electricity and energy-related expenses are our second highest fixed cost. A significant portion of Brazil’s installed electric generation capacity is currently dependent upon hydroelectric generation facilities. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase.

Among the initiatives we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of stocks in grains purchases and the constant monitoring of the weather in agricultural regions to guide buying decisions, as well as anticipating price movements in the commodity markets. We also undertake efficiency projects to develop more efficient processes that consume less energy. Other initiatives include technological innovations in the animal-raising installations to improve the environment and acclimatization and safeguard the animal’s well-being. We may fail to continue to implement programs to mitigate effects of climate change, which may affect our business and results of operations in the future.

Any shortage or lack of water could materially adversely affect our business and results of operations.

A study conducted by the FAO indicates that, in the next two decades, the demand for water will increase 50% on a global scale. In connection with that, it is estimated that by 2025, 1.8 billion people will live in places with absolute shortage of water and two thirds of the global population will live in water-stressed places. By 2050, the demand for water will jump 55%, according to FAO, on a global scale, including some of our key markets, such as the Middle East and North of Africa. Water is an essential raw material for our businesses, being present from the production of grains and inputs, the agricultural chain through our production processes. As a result, the shortage or lack of water represents a critical risk for our business. On the other hand, we are aware that the industrial use of water may adversely affect its availability.

In order to mitigate these risks, in 2015, we began developing a methodology to evaluate water-related risks in the locations where we have operations in order to understand the specific impacts of our company and others in those regions and, consequently, reduce our water consumption and exposure to water supply risks in each location. It is an initiative regarding water-related risks through which we can assess internal and external aspects impacting water supply and quality and generate a score for each unit. The objective is to carry out internal and external actions to reduce consumption and comply with applicable rules in order to minimize our impact on the environment and the community. We conducted this methodology in four plants in Brazil – Toledo (PR), Rio Verde (GO), Lucas do Rio Verde (MT) and Carambeí (PR) – in 2015 as a pilot-project. We analyzed the micro and macro watersheds composing the region, as well as the industrial activities and characteristics of the use of water resources, in order to understand the local demand growth, anticipating risks. In 2016, we expect to expand this assessment to the other plants in Brazil.

The shortage or lack of water could materially adversely affect our business and results of operations.

We rely on our governance structure and compliance processes to sustain our positive image and reputation in the marketplace and are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

BRF has a strong image related to solid corporate governance and is associated with values such as trust, ethics and transparency. We have a framework of antifraud initiatives - including anti-bribery and anti-corruption - that supports all business segments and their commercial standards worldwide. However, we may not be able to mitigate all fraud risk entirely. In cases of bad publicity or acts that may negatively affect our image, we have a Crisis Committee that works with our stakeholders. Any negative reflection on our image or the strength of our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law nº 12.846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.” The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes.  When such issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk.  Given the size of our operations and  the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our failure to continually innovate and successfully launch new products, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and successfully develop and launch new products and product extensions that consumers want. We devote resources to new product development and product extensions; however we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, our financial results and our competitive position may suffer.

We also seek to maintain and extend the image of our brands through marketing, including advertising, consumer promotions and trade spending. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. Continuing global focus on health and wellness, including weight management, and increasing media attention to the role of food marketing could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared.

Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image. If we do not maintain or extend our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

Recent and future acquisitions or joint ventures may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions, joint ventures and other initiatives. We have completed several acquisitions in recent years, including the acquisitions of GFS in Thailand, Campo Austral and Calchaquí in Argentina, Universal Meats in the United Kingdom, AKF in Oman, QNIE’s frozen distribution business in Qatar, and the sale of certain plants and trademarks related to our dairy division to Lactalis, through the sale of Elebat and Nutrifont. For more details on these and other transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Other Acquisitions and Investments in 2015” in our 2015 Form 20-F. Acquisitions, new businesses and joint ventures, especially involving sizeable enterprises, may present financial, managerial and operational risks and uncertainties, including:

•         challenges in realizing the anticipated benefits of the transaction;

•         diversion of management attention from existing businesses;

•         difficulty with integrating personnel and financial and other systems;

•         difficulty identifying suitable candidate businesses or consummating a transaction on terms that are favorable to us;

•         challenges in retaining an acquired company’s customers and key employees;

•         increased compensation expenses for newly hired employees; and

•         exposure to unforeseen liabilities or problems of the acquired companies or joint ventures.

Acquisitions outside of Brazil may present additional difficulties and new political and countries risks, such as compliance with foreign legal and regulatory systems, difficulties to transfer capital, integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

We may be unable to realize synergies and efficiency gains from our recent acquisitions in the timeframe we anticipate or at all, because of integration or other challenges. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable terms, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also result in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

Political and economic risks in regions and countries where we have exposure could limit the profitability of our operations and our ability to execute our strategy in these regions.

Since we have expanded our operations around the world, we are subject to a variety of situations that may adversely affect our financial results. In the regions where we have production and distribution activities, we are subject, among others, to the following risks:

•         governmental inertia;

•         geopolitical risk (including terrorism);

•         imposition of exchange or price controls;

•         imposition of restrictions on exports of our products or imports of raw materials necessary for our production;

•         fluctuation of local currencies against the real;

•         nationalization of our property;

•         increase in export tax and income tax rates for our products; and

•         unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience in the future significant variability in our revenue on both an annual and a quarterly basis from those operations. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Deterioration of general economic conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic conditions, which may result in increased volatility in our markets and contribute to net losses.

Since the end of 2015, the price of oil has declined significantly and has led to lower economic growth in relevant oil dependent regions, such as several countries in the Middle East, Russia, Venezuela and Angola. Thus, per capita meat consumption in these areas could be affected as well. In addition, concerns about the Chinese economy and its inability to grow at rates as high as the ones we had in prior years could affect the prices and consumption of all commodities, including chicken and hogs. Because of the global nature of our business, we remain subject to the risk of economic volatility worldwide, and economic and political disruptions around the world can have a material adverse effect on our business and results of operations.

Furthermore, on June 23, 2016, the United Kingdom held an in-or-out referendum on the United Kingdom’s membership within the European Union, the result of which favored the exit of the United Kingdom from the European Union, or “Brexit.” A process of negotiation will determine the future terms of the United Kingdom’s relationship with the European Union. The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. Depending on the terms of Brexit, economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility. The uncertainty before, during and after the period of negotiation could also have a negative economic impact and increase volatility in the markets, particularly in the eurozone.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs and other raw materials, as well as the selling prices of our poultry, pork and beef. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog and cattle production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate and interest rate fluctuations.

Our industry, both in Brazil and abroad, is generally characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability.  We are not able to mitigate these risks entirely.

Natural disasters, pandemics or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as any interruption we can observe in our plants that may require the temporary re-allocation of plant functions to other facilities could impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems, among other issues.

Our international sales are subject to a broad range of risks associated with international operations.

International sales account for a significant portion of our net sales in line with our global strategy, representing 48.1% in 2013, 46.8% in 2014, 50.2% in 2015 and 53.0% in the first six months of 2016. Our major international markets include the Middle East (particularly Saudi Arabia), Asia (particularly Japan, Hong Kong, Singapore and China), Europe, Eurasia (particularly Russia), Africa and Americas (particularly Argentina), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on the economic, political and social conditions in our main export markets.

Our future ability to conduct business in our export markets could be adversely affected by factors beyond our control, such as the following:

•         exchange rate and interest rate fluctuations;

•         commodities price volatility;

•         deterioration in international economic conditions;

•         political risks, such as turmoil, government policies, difficulties to transfer capital and political instability;

•         decreases in demand, particularly from large markets such as China;

•         imposition of increased tariffs, anti-dumping duties or other trade barriers;

•         strikes or other events affecting ports and other transport facilities;

•         compliance with differing foreign legal and regulatory regimes;

•         strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products; and

•         sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Any of these risks could adversely affect our business and our results of operations.  In addition, flooding and similar events affecting the infrastructure necessary for the export of our products could adversely affect our revenues and our results of operations.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers.  The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets.  Trade barriers can consist of both tariffs and non-tariff barriers.  In our industry, non-tariff barriers are a particular concern, especially sanitary and technical restrictions.

Some countries, such as Russia and South Africa, have a history of erecting trade barriers to imports of food products.  In Europe, another of our key markets, the European Union has adopted a quota system for certain chicken products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on local producers over European producers.  In addition, the European Union has a ban on certain types of Brazilian meat, including pork, fresh cuts and some premium cuts of frozen beef backs.

In addition, many developed countries use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. In addition, local producers in some markets may exert political pressure on their governments to prevent foreign producers from exporting to their market, particularly during unfavorable economic conditions. Any of the above restrictions could substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic market and from Brazilian and foreign producers in our international markets.  The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented.  Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards.  Competition from small producers is a primary reason why we sell most of our frozen (in natura) meat products in the export markets and is a barrier to expanding our sales of those products in the domestic market.  With respect to exports, we compete with other large, vertically integrated Brazilian producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian market for processed food, poultry, pork and beef and Brazil’s low production costs are attractive to international competitors.  Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

The Brazilian poultry and pork cuts markets, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety and animal welfare could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We currently comply with all food safety requirements and animal welfare laws in the markets where we conduct our business. We already incur significant costs in connection with such compliance and changes in government regulations relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment to Brazil, recall certain products, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety or animal welfare regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of June 30, 2016, we had a total of 103,708 employees worldwide. All of our production employees, in Brazil and in countries where there is a labor union force, are represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may not reach new agreements without union action and any such agreements may not be on terms satisfactory to us, which could result in us paying higher wages or benefits to union workers. If we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. In 2015, they represented 15.4% of our cost of sales, representing an increase of 1.5 percentage points compared to 2014. In the event of an employee contractual structure review, additional operational expenses could be incurred. Additionally, during its normal business operation, we outsource some of our labor force, therefore being subject to the contingencies that may arise from this relationship. These contingencies may involve claims directly against us as if we were the direct employer of those outsourced workers or claims seeking our subsidiary liability. In the event that a significant amount of these contingencies materializes in an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial and operational condition and results of operations. In addition, if the outsourced activities are considered to be our core activities, outsourcing may be considered illegal and the outsourced workers may be considered our employees, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance. Material increases in our labor costs could have a material adverse effect on our business and results of operations.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas (conservation units, archeological areas and permanent preservation areas), handling and disposal of waste, discharges of pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage without any caps. We cannot operate a plant if the required environmental permit is not valid or updated. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary interdiction of rights and prison (for individual offenders) and liquidation, temporary interdiction of rights, fines and community services (for legal entities).

Furthermore, pursuant to Brazilian environmental legislation, the corporate entity of a company will be disregarded (such that the owners of the company will be liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages, whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the quality of the environment.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If, for example, one of our plants is built or expanded without an environmental license or if our environmental licenses expire, are not timely renewed or have their request of renewal dismissed by the competent environmental authority, we may incur fines and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests within the required legal period. Brazilian Complementary Law No. 140/2011 establishes that renewal of environmental licenses must be requested at least 120 days in advance of its expiration, so that the license may be automatically extended until a final decision from the environmental authority is reached. In the interim, we are permitted to continue operations under the respective license, during the renewal process.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (Termo de Ajustamento de Conduta), or “TAC.” Under IFRS, we classify the risk of adverse results in legal proceedings as “remote,” “possible” or “probable.” We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent the amounts are known or reasonably estimable, and we record provisions only for losses that we consider probable. These disclosures for 2015 are included in “Item 8. Financial Information—Legal Proceedings” of our 2015 Form 20-F incorporated by reference and Note 26 of our consolidated financial statements.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote are substantial, and the losses to us could be significantly higher than the amounts for which we have previously recorded provisions.  Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we were required to pay those amounts.  Unfavorable decisions in our legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations.

With regard to tax contingencies, we are currently defendants in tax cases that involve tax credit offsets. These cases have not yet reached a final ruling by the Brazilian courts. We may face risks arising from tax liabilities and the monetization of tax credits, which can negatively impact our results. The Supreme Court of Brazil has ruled that the use of total tax credits of the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” in operations related to food products classified as staple foods in Brazil (cesta básica), which benefit from a reduced tax basis in the calculation of the ICMS tax, is improper. The case is currently on appeal and, if the decision is upheld and determined to apply to some or all of BRF’s operations, it could have a significant impact on our operations, liquidity and financial results. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Proceedings” of our 2015 Form 20-F.

As of June 30, 2016, we had R$87.8 million in provisions for civil contingencies, R$275.9 million in provisions for tax contingencies and R$437.6 million in provisions for labor contingencies. See Note 27.1 to our interim consolidated financial statements. We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions.

In addition, our ability to compete effectively depends in part on our rights to trademarks, logos and other intellectual property rights we own or license. We have not sought to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate. Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may allege that our intellectual property and/or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third party claims, or to settle such claims, we could be required to pay damages and/or enter into license agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe any third party’s intellectual property, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

Certain kinds of losses cannot be insured against, and our insurance policies are subject to liability limits and exclusions. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to pay indemnification to parties affected by such an event.

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance.

From time to time, our installations may be affected by fires, such as part of our Toledo unit in 2014.  Although the facilities are covered by fire insurance and the units’ production was temporarily absorbed by other BRF plants, we cannot assure you that all of our direct and indirect costs will be covered by our insurance. Any similar event at other facilities in the future could adversely affect our revenues, expenses and our business.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, the loss of key professionals may adversely affect our ability to implement our strategy, as well as the expenses associated to these losses can impact our results.

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and increase efficiencies in our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. Like other companies, our information technology systems may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues. We have implemented technology security initiatives and disaster recovery plans to mitigate our exposure to these risks, but these measures may not be sufficient.  A significant failure of our systems, including failures that prevent our systems from functioning as intended, could cause transaction errors, processing inefficiencies, loss of customers and sales, have negative consequences on our employees and our business partners and have a negative impact on our operations or business reputation.

In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. In addition, the disclosure of non-public sensitive information through external media channels could lead to the loss of intellectual property or damage our reputation and brand image.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At June 30, 2016, our total consolidated debt (comprised of short-term and long-term debt) was R$16,959.9 million (U.S.$5,283.8 million).

Our substantial indebtedness could have major consequences for us, including:

•         requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, reducing the funds available for our operations or other capital needs;

•         limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•         increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•         limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•         increasing our expenditures due to depreciations of the Brazilian real, which can lead to an increased amount of capital needed to service indebtedness that are denominated in U.S. dollars;

•         making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•         placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•         exposing our current and future borrowings made at floating interest rates to increases in interest rates.

We have substantial debt that matures in each of the next several years.

As of June 30, 2016, we had R$1,894.1 million of debt that matures in 2016, R$2,225.9 million of debt that matures in 2017, R$2,698.2 million of debt that matures in 2018, R$3,179.8 million of debt that matures in 2019 and R$6,961.9 million of debt that matures in 2020 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of June 30, 2016, we had R$10,044.9 million of foreign currency debt, including R$2,198.8 million of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in future years:

•         the pressures on credit return as a result of disruptions in the global stock and credit markets,

•         our operating results worsen significantly,

•         we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate, or

•         we are unable to refinance any of our debt that becomes due,

•         we could face liquidity problems and may not be able to pay our outstanding debt when due, which could have a material adverse effect on our consolidated business and financial condition.

The terms of our indebtedness impose restrictions on us.

The instruments governing our consolidated indebtedness may impose restrictions on us. These restrictions may limit, directly or indirectly, our ability, among other things, to undertake the following actions:

•                  borrow money;

•                  make investments;

•                  sell assets, including capital stock of subsidiaries;

•                  guarantee indebtedness;

•                  enter into agreements that restrict dividends or other distributions from certain subsidiaries;

•                  enter into transactions with affiliates;

•                  create or assume liens; and

•                  engage in mergers or consolidations.

Although the covenants to which we are subject have exceptions and qualifications, the breach of any of these covenants could result in a default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security, and other terms.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects may be adversely affected by, among others, the following factors:

•         exchange rate fluctuations;

•         expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•         high inflation rates;

•         changes in fiscal or monetary policies;

•         increase in interest rates;

•         exchange control policies;

•         volatility and liquidity of domestic capital and credit markets;

•         changes in climate and weather patterns;

•         energy or water shortages or rationalization, particularly in light of water shortages in parts of Brazil;

•         changes in environmental regulation;

•         social and political instability, particularly in light of recent protests against the government; and

•         other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

The Brazilian economy has been experiencing a slowdown. While GDP growth rates were 3.9%, 1.8%, 2.7%, and 0.1% in 2011, 2012, 2013 and 2014, respectively, GDP decreased 3.8% in 2015. In addition, inflation, unemployment and interest rates increased in 2015, and the Brazilian real weakened significantly in comparison to the U.S. dollar. The market expectation for 2016 is that the Brazilian economy will continue to slow down.

Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil and, in addition, protests, strikes and corruption scandals, including the “Lava Jato” investigation, have led to a decrease in confidence and a political crisis.

After the legal and administrative process for the impeachment, Brazil’s Senate removed president Dilma Rousseff from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who has run Brazil since Ms. Rousseff’s suspension in May, was sworn in by Senate to serve out the remainder of the presidential term until 2018. However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new president. We cannot predict which policies Mr. Temer may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

The political crisis could worsen the economic conditions in Brazil, which may worsen purchasing power, consumption and supply chain costs and adversely affect our results of operations and financial condition.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and financial condition.

Brazil experienced high inflation rates in the past.  The political crisis could worsen the economic conditions in Brazil, which may worsen purchasing power, consumption and supply chain costs and adversely affect our results of operations and financial condition. See “item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation” in our 2015 Form 20-F.

Brazil may continue experiencing high levels of inflation in 2016, above the Central Bank’s target. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. Inflation also is likely to continue to put pressure on industry costs of production and expenses, which will force companies to search for innovative solutions in order to remain competitive. We may not be able to pass this cost onto our customers and, as a result, it may reduce our profit margins and net profit. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net profit. In addition, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets and may have an adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates may have an adverse effect on our business and financial condition.

The interest rate is one of the instruments used by the Central Bank to keep inflation under control or to stimulate the economy. If interest rates decrease, the population has greater access to credit and consumes more. This increase in demand can push prices if the industry is not prepared to meet higher consumption. On the other hand, if interest rates go up, the monetary authority inhibits consumption and investment once they get more expensive. Another consequence is the greater return paid by government securities, directly impacting other investments that become less attractive. Investment in public debt absorbs money that would fund the productive sector.

On June 30, 2016, 36.9% of our total liabilities with respect to indebtedness and derivative instruments corresponding to the amount of R$17,852.1 million were either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) U.S. dollar-denominated and bears interest based on the London Interbank Offered Rate, or “LIBOR.” Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate movements may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2011, 2012, 2013, 2014 and 2015, the real depreciated 12.6%, 8.9%, 14.6%, 13.4% and 47.0%, respectively, against the U.S. dollar.

Appreciation of the Brazilian real against the U.S. dollar may lead to a dampening of export-driven growth. Our production costs are denominated in reais, but our international sales are mostly denominated in U.S. dollars. Revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar. Any appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. On the other hand, a depreciation of Brazilian real against the U.S. dollar may lead to higher exports and revenues, but costs may be higher.

Costs are also directly impacted by the exchange rate. Any depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$10,044.9 million at June 30, 2016, representing 59.2% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” and Social Security Contribution (Contribuição para o Financiamento da Seguridade Social), or “COFINS,” taxes, the ICMS and some other taxes, such as increases in payroll taxes. These proposals may not be approved and passed into law. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Recently, regarding the ICMS, there have been some discussions about the difference between a full exemption and a base reduction. If a base reduction is considered a partial exemption, there is a risk of reduction of our tax credits, which may adversely affect our results of operations as described in “Risk Factors—Risks Relating to the Our Business and Industry—Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.”

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and our unaudited interim consolidated financial statements. This discussion and analysis should also be read in conjunction with “Item 5: Operating and Financial Review and Prospects” in our 2015 Form 20-F.

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Results of Operations

Business Segments and Product Lines

We report our results according to the following regions, divided according to sales channels:

•         Brazil, which includes our sales within Brazil;

•         Middle East and North of Africa, or “MENA,” which includes our export sales to the Middle East and North of Africa regions;

•         Asia, which includes our export sales to the Asia region;

•         Europe/Eurasia, which includes our export sales to the Europe and Eurasia regions;

•         Latin America, or “LATAM,” which includes our export sales to the Latin America region; and

•         Africa, which includes our export sales to the Africa region.

Within these segments, we report net sales in important product categories, to the extent relevant to a given segment:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, frozen pork and frozen beef cuts;

•         Processed Food Products includes the following:

o    marinated, frozen, whole and cut chicken, roosters (sold under the Chester® brand) and turkey;

o    specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products; and

o    frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs;

•         Other Processed Products includes the following:

o    frozen prepared entrees, such as lasagna and pizzas, as well as other frozen foods; and

o    margarine, mayonnaise, mustard and ketchup;

•         Other, consisting of soy meal, refined soy flour and animal feed.

In the six months ended June 30, 2016, we generated 40.4% of our net sales from in natura poultry, 8.2% from in natura pork and in natura beef, 47.7% from processed and other processed meat products and 3.7% from other sales. No single customer or economic group represented more than 5.0% of our total net sales in the six-month period ended June 30, 2016.

In the Brazilian market, which accounted for 42.7% of our net sales in the six months ended June 30, 2016, we operate under such brand names as Sadia, Perdigão, Chester, Miss Daisy, Qualy and Becel (through a strategic joint venture with Unilever), which are among the most recognized names in Brazil. In our export markets, which accounted for the remaining 53.0% of our total net sales in the six months ended June 30, 2016, the leading brands were Perdix, Sadia, Hilal, Halal, Paty, Corcovado, Fazenda, Borella and Confidence. The “Other Segments” (all volumes of our non-core products, such as animal feed, flours, cattle, etc.) accounted for 4.3% of our total net sales in the six months ended June 30, 2016.

We export to more than 120 countries, primarily to distributors, the institutional market (which includes restaurants and food service chains) and food processing companies. In the six months ended June 30, 2016, our exports accounted for 53.0% of our net sales, of which exports (1) 36.1% were to the Middle East and North of Africa, (2) 26.5% were to Asia, (3) 22.4% were to Europe/Eurasia, (4) 10.8% were to Latin America and (5) the remaining 4.2% were to Africa.

Results of Operations as a Percentage of Net Sales for the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

The following table sets forth the components of our results of operations as a percentage of net sales for the six months ended June 30, 2016 and 2015.

	Six Months Ended June 30,
	2016	2015

	(%)	(%)
Net sales.......................................................................................................................	100.0	100.0
Cost of sales................................................................................................................	(76.3)	(68.7)
Gross profit................................................................................................................	23.7	31.3
Operating expenses:
Selling expenses..........................................................................................................	(14.7)	(15.0)
General and administrative expenses.....................................................................	(1.7)	(1.5)
Other operating expenses, net..................................................................................	(0.4)	(3.1)
Income (loss) from associates and joint ventures................................................	0.1	(0.4)
Operating income.....................................................................................................	7.1	11.4
Financial expenses.....................................................................................................	(17.4)	(15.3)
Financial income........................................................................................................	10.7	10.2
Income before taxes.................................................................................................	0.5	6.2
Current taxes...............................................................................................................	(1.7)	(0.0)
Deferred taxes.............................................................................................................	1.6	(0.6)
Income from continuing operations.....................................................................	0.4	5.6
Loss from discontinued operations......................................................................	—	(0.0)
Net profit.....................................................................................................................	0.4	5.5
Attributable to:
Controlling shareholders............................................................................................	0.4	5.5
Non-controlling interest.............................................................................................	(0.1)	0.1

Presentation of Net Sales Information

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the six months ended June 30, 2016 was 12%;

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on our gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.60% for COFINS for the six months ended June 30, 2016. However, (1) exports are not subject to these taxes, (2) we currently benefit from a suspension of these taxes with respect to our in natura pork, poultry and beef cuts and (3) our financial revenues have benefitted from a PIS and COFINS tax rate of zero since 2004. According to Brazilian Decree No. 8,426 dated April 1, 2015, PIS and COFINS on financing revenues (other than interest on shareholders’ equity) are levied at rates of 0.65% and 4% respectively. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, negatively affect our profitability;” and

•         Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the Brazilian market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the six months ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	2016	2015	Change
	(in millions of reais) (unaudited)		(%)
Gross sales:
Brazilian market sales......................................................................	8,835.1	9,083.0	(2.7)
European market sales.....................................................................	2,119.0	1,574.6	34.6
Middle East and North African market sales...............................	3,534.6	3,137.3	12.7
African market sales.........................................................................	378.9	340.4	11.3
Asia market sales..............................................................................	2,374.6	1,662.2	42.9
Latin America market sales............................................................	1,132.8	952.6	18.9
Other segments..................................................................................	769.2	388.9	97.8
	19,144.2	17,139.0	11.7
Sales deductions
Brazilian market sales......................................................................	(1,728.7)	(1,693.6)	2.1
European market sales.....................................................................	(141.7)	(106.3)	33.3
Middle East and North African market sales...............................	(350.8)	(214.9)	63.2
African market sales.........................................................................	(3.6)	(11.7)	(69.2)
Asia market sales..............................................................................	(42.4)	(18.9)	124.3
Latin America market sales............................................................	(184.3)	(101.6)	81.4
Other segments..................................................................................	(57.8)	(31.1)	85.9
	(2,509.3)	(2,178.1)	15.2
Net sales
Brazilian market sales......................................................................	7,106.4	7,389.4	(3.8)
European market sales.....................................................................	1,977.3	1,468.3	34.7
Middle East and North African market sales...............................	3,183.8	2,922.4	8.9
African market sales.........................................................................	375.3	328.7	14.2
Asia market sales..............................................................................	2,332.2	1,643.3	41.9
Latin America market sales............................................................	948.5	851.0	11.5
Other segments..................................................................................	711.4	357.8	98.8
TOTAL.................................................................................................	16,634.9	14,960.9	11.2

We report net sales by region: Brazil, the Middle East and North of Africa, “MENA,” Asia, Europe/Eurasia, Latin America (excluding Brazil), Africa and Other Segments. Within these regions, we report a breakdown of net sales by the following product categories: (i) poultry (whole poultry and in natura cuts), (ii) pork (in natura cuts), (iii) beef cuts (in natura cuts), (iv) others (fish, sheep and vegetables); (v) processed food (processed foods, frozen and processed derivatives of poultry, pork and beef and other processed foods, such as margarine and vegetable and soybean-based products), and (vi) other sales (including animal feed, soy meal and refined soy flour).

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

The following provides a comparison of our results of operations for the six months ended June 30, 2016 against our results of operations for the six months ended June 30, 2015, based on our unaudited interim consolidated financial statements prepared in accordance with IAS 34—Interim Financial Reporting.

As described in more detail below, our consolidated results of operations for the six months ended June 30, 2016 increased in comparison with the six months ended June 30, 2015.

Net Sales

Our net sales increased 11.2%, to R$16,634.9 million, in the six months ended June 30, 2016, from R$14,960.9 million in the corresponding period in 2015, primarily due a 16.9% increase in sales volume of international operations and 6.9% higher average prices.

In the six months ended June 30, 2016, sales to our export markets benefited from an average 25.0% devaluation year-on-year of the real against the U.S. dollar, increasing average prices in reais of 6.9%.

Brazil

Net sales in the Brazil region decreased 3.8%, to R$7,106.4 million, in the six months ended June 30, 2016, from R$7,389.4 million in the corresponding period in 2015, primarily due to an 8.9% decrease in the volume of products sold in Brazil, which was partially offset by 5.5% increase in average selling prices.

Sales volumes in the Brazil region decreased 8.9% to 979.5 thousand tons in the six months ended June 30, 2016, from 1,074.8 thousand tons in the corresponding period in 2015, primarily as a result of a decrease in demand, together with price increases of 10% in January 2016 and 7% in May 2016, which caused additional pressure on sales.  Average selling prices increased 5.5% to R$7.25 per kilogram in the six months ended June 30, 2016 from R$6.87 per kilogram in the corresponding period in 2015, primarily as a result of increases in prices of poultry and processed foods. Despite price increases implemented in first half of 2016, the company reported a slowdown in prices due to poorer mix (products with low prices), primarily as a result of a down trade in the processed products category, which reduced volumes in categories with higher prices, such as frozen food.  In addition, there was a shift towards channels with lower prices, such as the wholesale channel.

The following table provides a breakdown of changes in net sales and sales volumes in the Brazil region.

	Net Sales			Sales Volumes
	Six Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
In natura meat:
Poultry..............................	1,112.3	1,087.7	2.3%	168.9	195.8	(13.7)%
Pork and others................	362.9	392.6	(7.6)%	50.5	51.1	(1.1)%
Total in natura meat...............	1,475.2	1,480.3	(0.3)%	219.4	246.9	(11.1)%
Processed foods.....................	5,585.2	5,898.6	(5.3)%	738.0	824.1	(10.4)%
Other Sales.............................	46.0	10.5	338.1%	22.0	3.8	479.2%
Total......................................	7,106.4	7,389.4	(3.8)%	979.5	1074.8	(8.9)%

The following table sets forth our average selling prices in the Brazil region.

	Average Selling Prices
	Six Months Ended June 30,
	2016	2015	Change
	(in reais per kg)		(%)
Brazil...........................................................	7.25	6.87	5.5

Europe

Net sales increased 34.7%, to R$1,977.3 million in the six months ended June 30, 2016, compared to R$1,468.3 million in the corresponding period in 2015, primarily due to an increase in volumes of 21.4% compared to the corresponding period in 2015, and an increase in average prices in reais of 10.9% compared to the corresponding period in 2015, as a result of a better product mix and improved distribution channels. The consolidation of the distributors Invicta and Universal contributed to this result, reinforcing the strategy to consolidate our leadership in the food service channel.

	Net Sales			Sales Volumes
	Six Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
In natura meat:
Poultry..............................	521.3	293.8	77.4%	49.2	42.8	14.9%
Pork and others................	381.4	323.3	18.0%	54.5	30.6	78.0%
Total in natura meat...............	902.7	617.1	46.3%	103.7	73.4	41.3%
Processed foods.....................	1,074.5	851.2	26.2%	91.2	87.2	4.7%
Total.......................................	1,977.3	1,468.3	34.7%	194.9	160.6	21.4%

The following table sets forth our average selling prices in our European region.

	Average Selling Prices
	Six Months Ended June 30,
	2016	2015	Change
	(in reais per kg)		(%)
Europe.........................................................	10.14	9.14	10.9

Middle East and North of Africa (MENA)

Net sales in the Middle East and North of Africa region increased 8.9%, to R$ 3,183.8 million in the six months ended June 30, 2016, compared to R$2,922.4 million in the corresponding period in 2015, primarily due to 5.1% higher average selling prices as a result of increases in the prices of processed foods and a 40.3% increase in the volume of processed products compared to the corresponding period in 2015, in line with our strategy to expand our offering of processed products in the region.

	Net Sales			Sales Volumes
	Six Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
In natura meat:
Poultry...............................................	2,845.3	2,721.8	4.5%	429.8	424.3	1.3%
Others...............................	20.1	14.2	41.5%	1.4	1.0	39.8%
Total in natura meat...............	2,865.5	2,736.1	4.7%	431.1	425.3	1.4%
Processed foods.....................	318.3	186.3	70.9%	36.7	26.2	40.1%
Total.......................................	3,183.8	2,922.4	8.9%	467.9	451.5	3.6%

The following table sets forth our average selling prices in our Middle East and North of Africa region.

	Average Selling Prices
	Six Months Ended June 30,
	2016	2015	Change
	(in reais per kg)		(%)
Middle East and North of Africa.....................................	6.80	6.47	5.1

Africa

Net sales in the African region increased 14.2%, to R$375.3 million in the six months ended June 30, 2016, compared to R$328.7 million in the corresponding period in 2015, primarily as a result of a 13.1% increase in volumes in the region compared to the same period in 2015 and 0.9% higher average selling prices, mainly due to the better mix of products in existing markets.

	Net Sales			Sales Volumes
	Six Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
In natura meat:
Poultry..............................	241.9	215.0	12.5%	51.1	46.1	10.9%
Pork and others................	55.5	48.9	13.5%	12.4	9.4	31.7%
Total in natura meat...............	297.4	263.9	12.7%	63.4	55.5	14.4%
Processed foods.....................	77.9	64.8	20.2%	18.2	16.7	8.9%
Total.......................................	375.3	328.7	14.2%	81.7	72.2	13.1%

The following table sets forth our average selling prices in our African region.

	Average Selling Prices
	Six Months Ended June 30,
	2016	2015	Change
	(in reais per kg)		(%)
Africa..........................................................	4.6	4.55	0,9%

Asian

Net sales in the Asia region increased 41.9%, to R$2,332.2 million in the six months ended June 30, 2016, compared to R$1,643.3 million in the corresponding period in 2015, primarily as a result of a 43.6% increase in volumes in the region compared to the same period in 2015, partially offset by a decrease of 1.2% in average prices. The increase in volumes was due to the full consolidation of the operations of GFS (BRF Thailand) in the first half of 2016, as well as additional export volumes from the new plants qualified to export to China.

	Net Sales			Sales Volumes
	Six Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
In natura meat:
Poultry..............................	1,734.7	1,449.4	19.7%	244.3	214.1	14.1%
Pork and others................	270.6	155.5	74.0%	33.8	18.5	83.1%
Total in natura meat...............	2,005.3	1,604.9	24.9%	278.1	232.5	19.6%
Processed foods.....................	243.7	38.4	534.6%	16.8	4.6	266.4%
Other sales..............................	83.2	—	—	45.6	—	—
Total.......................................	2,332.2	1,643.3	41.9%	340.5	237.1	43.6%

The following table sets forth our average selling prices in our Asia region.

	Average Selling Prices
	Six Months Ended June 30,
	2016	2015	Change
	(in reais per kg)		(%)
Asia.............................................................	6.85	6.93	(1.2)

Latin American (Other than Brazil) (LATAM)

Net sales from Latin America region (other than Brazil) increased 11.5%, to R$948.5 million in the six months ended June 30, 2016, compared to R$851.0 million in the corresponding period in 2015, primarily as a result of a 9.9% increase in volumes, due to the partial consolidation in the first half of the operations of Campo Austral and Calchaquí, an increase in volumes of processed products in the Southern Cone region, especially in Argentina and an increase in volumes in the Americas region, particularly in Mexico and the Caribbean.

	Net Sales			Sales Volumes
	Six Months Ended June 30,			Six Months Ended June 30,
	2016	2015	Change	2016	2015	Change
	(in millions of reais)		(%)	(in thousands of tons)		(%)
	(unaudited)
In natura meat:
Poultry..............................	261.7	175.7	48.9%	32.8	31.1	5.2%
Pork and others................	55.8	127.1	(56.1)%	8.1	12.4	(34.5)%
Total in natura meat...............	317.5	302.7	4.9%	40.8	43.4	(6.0)%
Processed foods.....................	623.1	521.0	19.6%	68.2	56.4	20.9%
Other sales..............................	7.9	27.3	(71.1)%	0.8	0.1	987.1%
Total.......................................	948.5	851.0	11.5%	109.9	100.0	9.9%

The following table sets forth our average selling prices in our Latin America region.

	Average Selling Prices
	Six Months Ended June 30,
	2016	2015	Change
	(in reais per kg)		(%)
Latin America Market.................................	8.63	8.51	1.4%

Cost of Sales

Cost of sales increased 23.5%, to R$12,685.9 million in the six months ended June 30, 2016 compared to R$10,272.6 million in the corresponding period in 2015, mainly due to the increase in prices of grains, components of packaging and imported inputs due to the impact of the depreciation of the real against the U.S. dollar as well as higher costs for utilities and energy. The price of grains, a main component of our costs, increased 71.7% in the case of corn and 28.4% in the case of soy, in each case in reais terms, in the first half of 2016.

Gross Profit and Gross Margin

Gross profit decreased 15.8% to R$3,949.0 million in the six months ended June 30, 2016 compared to R$4,688.3 million in the corresponding period in 2015. Our gross margin decreased 7.6 percentage points to 23.7% in the six months ended June 30, 2015, compared to 31.3% in the corresponding period in 2015, primarily affected by a very challenging industry dynamics, characterized mainly by pressure from the cost of grains and a downturn in the Brazilian economy. The 6.9% increase in average selling prices in the first half of 2016 compared to the same period in 2015 was more than offset by a 23.5% increase in cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 10.3 % to R$2,713.8 million in the six months ended June 30, 2016 compared to R$2,460.4 million in the corresponding period in 2015, representing 16.3% of our net sales in the six months ended June 30, 2016, compared to 16.4% in the corresponding period in 2015. Selling expenses increased 8.9% and general and administrative expenses increased 24.1 % as compared to the corresponding period in 2015.  Selling, general and administrative expenses were primarily impacted by the integration of recently-acquired companies, exchange rate fluctuations and inflation. Notwithstanding, our Zero-Based Budgeting, or “ZBB,” program, helped to mitigate such impacts through initiatives such as a better planning of the distribution of products, consolidation of distribution centers, and optimization of our vehicle fleet, among others.

Other Operating Expenses, Net

Other operating expenses, net decreased 85.3% to R$68.1 million in the six months ended June 30, 2016 from R$462.1 million in the corresponding period in 2015. In the first six months of 2015, we were impacted by expenses totaling R$180.4 million, primarily due to the impacts of the strike of truck drivers, and restructuring charges. In addition, our employee profit sharing expenses decreased from R$172.1 million in the six months ended June 30, 2015 to R$9.0 million in the six months ended June 30, 2016 in line with lower operating results.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures totaled an income of R$16.7 million in the six months ended June 30, 2016, as compared to a loss of R$67.1 million in the corresponding period in 2015. This decreased was due to the change in accounting for our investment in Minerva, in the fourth quarter of 2015, from an equity method investee to a financial asset available for sale, due to the decrease of our equity interest to below 20%.

The operating income for each operating segment is presented below:

The table below sets forth the operating income for each of our operating segment:

	Operating Income by Segment
	Six Months Ended June 30,
	2016	2015	Change
	(in millions of reais) (unaudited)		(%)
Brazil...............................................................................................	536.3	781.9	(31.4)%
Europe.............................................................................................	70.4	208.8	(66.3)%
Middle East and North African (MENA)..........................................	259.7	475.6	(45.4)%
Asia.................................................................................................	273.4	419.0	(34.7)%
Africa...............................................................................................	27.9	49.5	(43.6)%
Latin America (LATAM).................................................................	34.9	11.2	211.6%
Other Segments................................................................................	45.8	17.4	163.2%
Corporate (1)...................................................................................	(64.6)	(264.7)	(75.6%)
Total................................................................................................	1,183.8	1,698.7	(30.3)%

(1) Includes income and expenses and equity pick up income or losses that are not directly attributed to the segments.

Operating income

In the Brazil segment, our operating results were R$536.3 million in the six months ended June 30, 2016, a 31.4% decrease over R$781.9 million in the corresponding period in 2015, representing an operating margin of 7.5% compared to 10.6% in the corresponding period in 2015. The operating results in the Brazilian segment accounted for 45.3% of our consolidated operating results for the six months ended June 30, 2016. Operating results were affected by the strong pressure on costs, primarily due to grains. However, we continue with our strategy to improve operational efficiency using strict expense controls under our ZBB program.

In the Europe segment, our operating results were R$70.4 million in the six months ended June 30, 2016, a 66.3% decrease over R$208.8 million in the corresponding period in 2015, representing an operating margin of 3.6% compared to 14.2% in the corresponding period in 2015. The operating results in the Europe segment accounted for 5.9% of our consolidated operating results for the six months ended June 30, 2016. Operating results were affected by an increased pressure on costs, and a challenging scenario in Eurasia (to where we basically export in natura pork from Brazil). Increased pork supplies in Russia (the main country in the Eurasia sub-region), tied to the local macroeconomic scenario, and significantly pressured prices in U.S. dollars.

In the Middle East and North of Africa segment, our operating results were R$259.7 million in the six months ended June 30, 2016, a 45.4% decrease over R$475.6 million in the corresponding period in 2015, representing an operating margin of 8.2% compared to 16.3% in the corresponding period in 2015. The operating results in the Middle East and North of Africa segment accounted for 21.9% of our consolidated operating results for the six months ended June 30, 2016. Operating results were affected mainly by increases in grain prices and by expenses related to the integration of the acquired companies in the first half of 2016.

In the Asia segment, our operating results were R$273.4 million in the six months ended June 30, 2016, a 34.7% decrease over R$419.0 million in the corresponding period in 2015, representing an operating margin of 11.7% compared to 25.5% in the corresponding period in 2015. The operating results in the Asia segment accounted for 23.1% of our consolidated operating results for the six months ended June 30, 2016. Operating results were affected by pressure on costs and by increases in grain prices.

In the Latin America segment, our operating results were R$34.9 million in the six months ended June 30, 2016, compared to an operating income of R$11.2 million in the corresponding period in 2015, representing an operating margin of 3.7% compared to 1.3% in the corresponding period in 2015. The operating results in the Latin America segment accounted for 2.9% of our consolidated operating results for the six months ended June 30, 2016. Operating results were positively affected by the partial integration of Calchaquí and Campo Austral, improvements in execution of sales, stricter expense controls and dilution of fixed expenses.

In the Africa segment, our operating results were R$27.9 million in the six months ended June 30, 2016, compared to an operating income of R$49.5 million in the corresponding period in 2015, representing an operating margin of 7.4% compared to an operating margin of 15.1% in the corresponding period in 2015. The operating results in the Africa segment accounted for 2.4% of our consolidated operating results for the six months ended June 30, 2016. Operating results were negatively affected by exchange rate fluctuations and the increase in costs.

Financial Income (Expenses), Net

Financial expenses, net totaled R$1,108.0 million in the six months ended June 30, 2016, representing a 45.0% increase from R$764.2 million in the corresponding period in 2015, primarily due to the net interest on debt driven by an increase in net debt, and higher losses on derivative transactions.

Income Tax and Social Contribution

Current and deferred income tax and social contribution expenses were R$17.3 million in the six months ended June 30, 2016 representing a 82.8% decrease as compared to R$100.3 million in the corresponding period in 2015. Our income tax and social contribution was 22.8% of our pre-tax results for the first semester of 2016.

Net Profit

For the reasons described above, net profit was R$58.5 million in the six months ended June 30, 2016, representing a 92.9% decrease as compared to R$827.1 million for the corresponding period in 2015, as a result of a decrease in net profit that generated a lower income tax and social contribution expenses. Our net margin for the six months ended June 30, 2016 was 0.4%, representing a 5.1 percentage point decrease as compared to our net margin of 5.5% for the corresponding period of 2015.

Liquidity and Capital Resources

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business.

For a description of our cash flows for the year ended December 31, 2015, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our 2015 Form 20-F.

Cash Flows from Operating Activities

The net cash flow used in our operating activities totaled R$36.4 million in the six months ended June 30, 2016, compared to net cash flow provided by our operating activities of R$2,259.4 million in the corresponding period in 2015. Our operating cash flow for the six months ended June 30, 2016 reflects net income attributable to BRF shareholders of R$69.6 million. The depreciation of the real against the U.S. dollar resulted in a significant increase in the foreign exchange rate costs and interest expense in the amount of R$769.2 million, in the six months ended June 30, 2016. The net changes in operating assets and liabilities in the six months ended June 30, 2016 was positively impacted by a decrease in trade accounts receivable of R$947.7 million, a decrease in other financial assets and liabilities of R$1,079.6 million and an increase in trade accounts payable of R$316.7 million partially offset by an increase in inventories of R$355.4 million, interest paid of R$470.9 million and a decrease of other operating assets and liabilities of R$542.3 million.

Cash Flows Used in Investing Activities

The net cash flow used in our investing activities totaled R$ 2,851.5 million in the six months ended June 30, 2016, compared to R$895.8 million in the corresponding period in 2015. In the six months ended June 30, 2016, our cash used in investing activities consisted of: (1) addition to property, plant and equipment in the amount of R$922.5 million, (2) additions to biological assets in the amount of R$ 380.1 million, and (3) consideration paid to acquire new businesses net of cash acquired amounted to R$2,762.0 million, mainly with GFS in the amount of R$1,428.5 million and Calchaquí in the amount of R$364.1 million,  and (4) offset by redemptions in restricted cash in the amount of R$1,184.0 million in the six months ended June 30, 2016.

Cash Flows Used in Financing Activities

Net cash flows provided by financing activities amounted to R$2,555.7 million in the six months ended June 30, 2016, compared to R$3,188.1 million net cash flows used in financing activities in the corresponding period in 2015. In the six months ended June 30, 2016, we received proceeds from loans and financings (debt issuance) in the amount of R$5,019.1 million, which was offset by repayments of debt totaling R$1,261.6 million and payments of dividends and interest on shareholders’ equity of R$663.0 million. We also acquired 11,107,600 of our own shares at a cost of R$543.3 million, in order to hold treasury shares to comply with the provisions of our stock option plan.

Debt

Our principal debt instruments as of June 30, 2016 are described below. The descriptions below update and supersede the descriptions set forth in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt” in our 2015 Form 20-F. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 20 to our audited consolidated financial statements included in our 2015 Form 20-F and Note 20 to our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2016.

	Short-Term Debt as of June 30, 2016	Long-Term Debt as of June 30, 2016	Total Debt as of June 30, 2016	Total Debt as of December 31, 2015
	(in millions of reais) (unaudited)
Local currency:
Development bank credit lines..................	306.9	677.1	984.0	726.3
Other secured debt.......................................	32.4	112.2	144.6	159.7
Export credit facilities..................................	64.4	1,850.0	1,914.4	—
Bonds.............................................................	4.1	498.4	502.5	502.0
Working capital facilities............................	1,109.6	—	1,109.6	1,169.6
PESA Loan facility......................................	1.8	242.3	244.1	234.8
Agribusiness Receivables Certificates......	15.8	1,985.5	2,001.3	1,025.3
Tax incentives...............................................	14.5	—	14.5	1.9
Local currency............................................	1,549.5	5,365.5	6,915.0	3,819.6
Foreign currency:
Export credit facilities..................................	953.4	1,142.8	2,096.2	2,152.3
Bonds.............................................................	447.7	6,698.0	7,145.7	8,787.8
Development bank credit lines..................	9.5	5.3	14.8	24.2
Other secured debt.......................................	0.9	—	0.9	3.6
Advances on foreign exchange contracts	531.4	—	531.4	391.1
Working capital facilities............................	255.9	—	255.9	0.7
Foreign currency........................................	2,198.8	7,846.1	10,044.9	11,359.7
Total...............................................................	3,748.3	13,211.6	16,959.9	15,179.3

Local Currency Debt

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program, in the amount of R$840.8 million as of June 30, 2016. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction of improvement and expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with maturity dates varying from 2016 through 2020. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin. These loans are included in the line “Local currency—Development bank credit lines” in the table above.

FINEP Financing.  We obtained certain financing from the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos), or “FINEP,” a public financing company under the Ministry of Science, Technology and Innovation, with maturity dates between 2016 and 2019. The outstanding debt under this financing was R$143.3 million at June 30, 2016. We obtained FINEP credit lines with reduced rates for projects relating to research, development and innovation.

Export Credit Facilities

Export Credit Notes.  We have export credit notes in local currency, totaling R$1,914.4 million as of June 30, 2016. These notes bear interest at floating rates (CDI), with maturity date in 2019. These credit lines are included in the line “Local currency —Export credit facilities” in the table above.

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$1,109.6 million as of June 30, 2016 with several commercial banks under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital. These credit lines are included in the line “Local currency—Working capital facilities” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos), or “PESA,” for an outstanding amount of R$244.1 million as of June 30, 2016, subject to the variation of the General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M,” a general price inflation index, as of June 30 2016, plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Other Local Currency Financings

Industrial Credit Notes. We had outstanding industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds and the Constitutional Fund for the Financing of the Northeast (Fundo Constitucional de Financiamento do Nordeste), or “FNE,” in the amount of R$144.6 million as of June 30, 2016. The notes have maturity dates from 2016 to 2021. These titles are secured by liens on machinery and equipment and real estate mortgages. We guarantee the industrial credit notes with respect to the FNE in an amount in excess of the principal amount of the notes. These loans are included in the line “Local currency—Other secured debt” in the table above.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$14.5 million outstanding as of June 30, 2016 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in the states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included in the line “Local currency—Tax incentives” in the table above.

Agribusiness Receivables Certificate

Agribusiness Receivables Certificate, or “CRA.” On September 29, 2015,  BRF concluded the CRA issuance related to the public distribution of the 1st series of the 3rd issuance by Octante Securitizadora SA, or “Securitization Company,” in the amount of R$1.0 billion, net of interest, which will mature on September 29, 2018 and were issued with a coupon of 96.9% per year of the CDI rate, payable every nine months. The CRAs are derived from our exports contracted with BRF Global GmbH, which have been transferred and/or pledged to Securitization Company.

On April 19, 2016, BRF concluded the CRA issuance related to the public distribution of the 1st series of the 9th issuance by the Securitization Company, in the amount of R$1.0 billion net of interest, which will mature on April 19, 2019, and were issued with a coupon of 96.50% of the CDI rate, payable every nine months. The CRAs are derived from our exports contracted with BRF Global GmbH and were transferred and/or pledged to the Securitization Company.

On June 30, 2016, the outstanding balance of this transaction totaled R$2,001.3 million. This transaction is included in the line “Local currency—Agribusiness Receivables Certificate” in the table above.

Foreign Currency Debt

Development Bank Credit Facilities

BNDES Facilities. The values set out in the table mainly consist of a total funding of R$14.8 million related to the BNDES Monetary Unit, or “UMBNDES,” currency basket, which are the currencies in which BNDES borrows, and are subject to interest at the rate of UMBNDES, reflecting fluctuations in daily exchange rates of the currencies of this basket. These loans are guaranteed by BRF and, in most cases, are secured by assets. The covenants under these agreements include limitations on indebtedness, liens and mergers and sales of assets. These loans are included under “Foreign currency—Development banks credit lines” in the table above.

Export Credit Facilities

Export Prepayment Facilities. We had several export prepayment facilities in an aggregate outstanding amount of R$1,775.0 million as of June 30, 2016. The indebtedness under these facilities is generally denominated in U.S. dollars, with maturity dates in 2019. Interest under these export prepayment facilities accrues LIBOR plus a spread. Under each of these facilities, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Foreign currency—Export credit facilities” in the table above.

Business Loan Facilities. We had several trade-related business loan facilities in an aggregate outstanding amount of R$321.2 million as of June 30, 2016. The indebtedness under these facilities is denominated in U.S. dollars, with maturity in 2018. These facilities bear interest at Libor plus a margin, payable quarterly. The proceeds from these facilities are used to import raw materials or for other working capital needs. The facilities are generally guaranteed by BRF. The principal covenants under these agreements include limitations on mergers and sales of assets. These credit lines are included in the line “Foreign currency—Export credit facilities” in the table above.

Advances on foreign exchange contracts

Advances on foreign exchange contracts. We had exchange contract advances, modality for funding through exports, with total balance of R$531.4 million at June 30, 2016, maturing in 2016 and 2017 with a fixed rate of 2.0%. We must provide proof of ballast later by the accounts receivable relating to exports of their products. These loans are included under “Foreign currency—ACC / ACE pre-export loans” in the table above.

Bonds

BRF Euro Notes 2022. On May 29, 2015, we issued senior notes in an aggregate principal amount of €500.0 million, with principal due on June 3, 2022, and bearing interest at a rate of 2.75% per year, payable annually, as of June 3, 2016. As of June 30, 2016, the outstanding debt under these bonds was €500.0 million, equivalent to R$1,770.0 million.

BRF Notes 2024.  On May 15, 2014, we issued senior notes in in an aggregate principal amount of U.S.$750.0 million, or the “BRF 2024 Notes.”  The principal is due on May 22, 2024 and bears interest at 4.75% per year, payable semiannually from November 22, 2014.  Of the proceeds from the offering, U.S.$470.6 million was used for a tender offer to repurchase part of the debt of the Sadia Overseas Bonds 2017 and BRF Notes 2020, both defined below.  To implement the tender offer, BRF made a payment of U.S.$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was U.S.$750.0 million, equivalent to R$2,407.4 million.

BRF Notes 2023. In May 2013, we issued senior notes in an aggregate principal amount of U.S.$500.0 million, or the BRF Notes 2023, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year, payable semiannually as of November 22, 2013. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was U.S.$500.0 million, equivalent to R$1,604.9 million outstanding on these bonds.

BRF Notes 2018.  In May 2013, we issued notes in an aggregate principal amount of R$500.0 million, with principal due on May 22, 2018 and bearing interest at a rate of 7.75% per year, payable semiannually as of November 22, 2013. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was R$500.0 million.

BRF Notes 2022. In June 2012, we issued senior notes in an aggregate principal amount of U.S.$500.0 million and bearing interest at a rate of 5.875% per year and mature on June 6, 2022.  Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions.  On May 28, 2015, we finished a tender offer of bonds in the amount of U.S.$577.1 million so that the remaining balance totaled U.S.$172.9 million on June 30, 2015. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was U.S.$172.9 million, equivalent to R$555.0 million.

BFF Notes 2020. On January 28, 2010, BFF International Limited issued senior notes in an aggregate principal amount of U.S.$750 million, guaranteed by BRF, bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020, or the “BFF Notes 2020.” On June 20, 2013, U.S.$120.7 million of these Senior Notes was replaced by Senior Notes BRF 2023, defined below, and, on May 15, 2014, U.S.$409.6 million were repurchased with part of the proceeds from the BRF 2024 Senior Notes. On May 28, 2015, we completed a tender offer of bonds in the amount of U.S.$101.4 million so that the remaining balance totaled U.S.$118.3 million on June 30, 2015. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was U.S.$118.3 million, equivalent to R$379.7 million.

Sadia Overseas Bonds 2017. In May 2007, Sadia Overseas Ltd. issued bonds in an aggregate principal amount of U.S.$250.0 million, or the “Sadia Overseas Bonds 2017.” The bonds are guaranteed by BRF, bearing interest at a rate of 6.875% per year and maturing on May 24, 2017. On June 20, 2013, U.S.$29.3 million of these bonds was repurchased with the proceeds of the offering of the BRF Notes 2023, and, on May 15, 2014, U.S.$61.0 million was repurchased with part of the proceeds from the BRF 2024 Notes. On May 28, 2015, we completed a tender offer of bonds in the amount of U.S.$47.0 million so that the remaining balance totaled U.S.$112.8 million on June 30, 2015. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was U.S.$112.8 million, equivalent to R$ 362.0 million.

Quickfood Bonds. In 2013, a subsidiary of BRF in Argentina, Quickfood S.A., or “Quickfood,” issued notes guaranteed by BRF, in an aggregate principal amount of ARS150.0 million with a nominal interest rate of 21.8% per year and an effective rate of 22.1% per year, with maturity dates between 2015 and 2016. In 2014, Quickfood issued notes guaranteed by BRF, in an aggregate principal amount of ARS436.0 million with a nominal interest rate of 24.1% per year and an effective rate of 27.0 % per year, with maturity dates between 2015 and 2018.  In 2015, Quickfood issued notes guaranteed by BRF, in an aggregate principal amount of ARS475.2 million with a nominal interest rate of 24.3% per year and an effective rate of 29.0% per year, with maturity dates between 2018 and 2022. As of June 30, 2016, the outstanding aggregate principal amount under these bonds was ARS783.5 million, equivalent to R$168.2 million.

Other Secured Debt

Investments Financing. The subsidiaries of BRF in Argentina obtained financing for investment projects for the acquisition of capital goods and/or construction of necessary facilities for the production of goods and/or services and marketing of goods (excluding inventories) in the amount of R$0.9 million, denominated in Argentine pesos  with an interest rate of 15.2% and maturity dates in 2016. These loans are included in the line “Foreign currency—Other secured debt” in the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries located in Argentina in the amount of R$175.2 million, as of June 30, 2016. This funding is denominated in Argentine pesos, with interest rates of 19.7% per year, due to the fact that most of the debt is denominated in Argentine pesos, and with maturity substantially in 2016. The new subsidiaries Golden Foods and Al Khan Foods acquired this year have an outstanding loan for working capital of R$80.7 million, as of June 30, 2016, mainly in OMR. These credit lines are included in the line “Foreign currency—Working capital facilities” in the table above.

International Credit Facilities

Revolving Credit Facility. In order to improve our liquidity management, in 2014, we and our subsidiary BRF Global GmbH entered into a revolving credit facility in the amount of U.S.$1.0 billion, maturing in May 2019, with a syndicate of 28 banks. This revolving credit facility accrues interest at three-month LIBOR plus an applicable margin, which is calculated based on the company’s credit rating at the time of borrowing. As of the date hereof, we have not made any borrowings under this revolving credit facility.

Derivatives

We entered into foreign currency exchange derivatives under which we had exposure of R$382.3 million and commodity derivatives under which we had exposure of R$15.8  million, in each case as of June 30, 2016. The counterparties include several Brazilian financial institutions and involve interest rate swaps and the purchase and sale of currencies and commodities.  Their maturity dates vary from 2016 through 2019. These transactions do not require any guarantees and follow the rules of the BM&FBOVESPA or CETIP S.A., a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” in our 2015 Form 20-F.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on indebtedness, mergers and sales of assets, and transactions with affiliates. As of June 30, 2016 we were in compliance with the covenants contained in our debt instruments.

Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Business and Industry Updates

Industry Update for the Six Months Ended June 30, 2016

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are significantly affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 2.9% from 2003 through 2015.  In 2015, Brazil’s GDP decreased by 3.9%, as compared to a growth of 0.1% in 2014 and 3.0% in 2013.  From March 2013 to August 2015, the Central Bank has increased the SELIC interest rate, which is the short-term benchmark interest rate. Nevertheless, despite the recent increases, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 14.2% as of July 31, 2016.  In July 2016, the IPCA, published by the IBGE, increased by 0.52%. For the first six months of 2016, the IPCA had increased 4.42%.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The unemployment rate for July 2016 was 11.6% an increase of 2.6 percentage points when compared to the 9.0% in December 2015. The Consumer Confidence Index for July 2016 was 76.7, 7.6% higher than the one reported for June 2016 of 71.3 and 18.2% higher when compared to the end of 2015 (64.9).

According to ABRAS, in July 2016, supermarket sales in real terms (deflated by the IPCA), increased 7.6% compared to the previous month and increased 4.2% compared to July 2015.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian exports of chicken increased 14.1% in the six months ended June 30, 2016 compared to the corresponding period in 2015 in terms of volume, with a reduction of 1.0% in terms of sales, in U.S. dollars, primarily as a result of the 13.7% decline in the average prices of exports in the first six months of 2016. Pork exports registered increases of 55.8% in volume and 15.1% in sales, in U.S. dollars, in the six months ended June 30, 2016 compared to the corresponding period in 2015, with the average price of exports falling by 26.6% in the first six months of 2015.  Beef exports recorded a strong increase of 13.7% in volume and 3.7% in sales, in U.S. dollars, in the six months ended June 30, 2016 compared to the corresponding period in 2015.

Brazilian exports of chicken in the six months ended June 30, 2016 totaled 2.2 million tons on sales of U.S.$3.3 billion. China remains as one of the top three leading importers of in natura products (12.2%), together with Saudi Arabia (18.9%) and Japan (9.6%). This result was partially explained by the Chinese announcement in 2014 of the certification of five additional Brazilian chicken processing units.

Pork shipment volume in the six months ended June 30, 2016 amounted to 349 thousand tons of sales, totaling of U.S.$629.4 million. The leading importers, Russia, Hong Kong and China, represented 38%, 19% and 14%, respectively, of total exports from Brazil. Beef shipments in the six months ended June 30, 2016 totaled 668 thousand tons with sales of U.S.$2.56 billion. Volumes increased 13.7% compared to the same period in 2015, despite a decline in volumes exported to Venezuela and Russia.

Updates to Legal Proceedings

The following information supplements and updates the descriptions set forth under “Item 8. Financial Information—A. Consolidated Statements and Other Information—Legal Proceedings” in our 2015 Form 20-F.

Social Security Contribution Assessment

On January 4, 2016 and April 14, 2016, the Brazilian Internal Revenue Service (Secretaria da Receita Federal) filed several tax assessments against us in the total amount of R$151.1 million (as of June 30, 2016), related to the use of federal PIS and COFINS tax credits to offset other federal taxes carried out in the first and second quarters of 2011, respectively. We filed administrative appeals that are still waiting for decisions by the lower administrative court. Our legal advisors have classified our risk of loss as possible.

ICMS Assessments

On January 28 and June 6, 2016, the Rio Grande do Sul State Treasury Office (Secretaria de Fazenda do Estado do Rio Grande do Sul) filed two tax assessments against us in the total amount of R$64.1 million related to ICMS taxes in operations related to food products classified as staple foods in Brazil (cesta básica) carried out in 2011 to 2015. We filed two administrative appeals on February 26 and July 5, 2016, respectively. Our legal advisors have classified our risk of loss as possible.

Income tax and social contribution

On February 5, 2015, we received two tax assessments notices related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% when we incorporated one of the group’s entities during calendar year 2012, in the amount of R$574.7 million as of December 31, 2015 (R$605.4 million on June 30, 2016). On April 28, 2016, the lower administrative court rendered unfavorable decisions against us. The judgment of our appeals to the superior administrative court remains pending. Our legal advisors have classified our risk of loss as possible.

Updates to Management Section

The current members of our board of directors are: Abílio dos Santos Diniz (Chairman and Independent member); Renato Proença Lopes (Vice-Chairman); Aldemir Bendine; Henri Philippe Reichstul (Independent member); José Carlos Reis Magalhães Neto; Luiz Fernando Furlan (Independent member); Manoel Cordeiro Silva Filho (Independent member); Vicente Falconi Campos; and Walter Fontana Filho (Independent member).  As a result of the approval of the amendment of the By-Laws of BRF, on our general shareholders’ meeting held on April 7, 2016, which led to the exclusion of the position of alternate member of the board of directors, the term of office of all alternate members of BRF’s board of directors was automatically ended.

At our general shareholders’ meeting held on April 7, 2016, the following members of our fiscal council (Conselho Fiscal) were nominated, with term of office until the next annual general meeting of BRF: as independent effective member, Attílio Guaspari, and, as its independent alternate member, Susana Hanna Stiphan Jabra; as effective member, Marcus Vinicius Dias Severini, and, as its alternate, Marcos Tadeu de Siqueira; and as independent effective member, Reginaldo Ferreira Alexandre, and, as its independent alternate member, Walter Mendes de Oliveira Filho.

As of July 11, 2016, the following executive officers were elected by our board of directors for a two-year term:

Executive Officers
Name	Position Held
Pedro de Andrade Faria	Chief Executive Officer, Global
Alexandre Borges	Chief Financial and Investor Relations Officer
Hélio Rubens Mendes dos Santos Júnior	Vice President
José Roberto Pernomian Rodrigues	Vice President
Rodrigo Vieira	Vice President
Rafael Ivanisk	Vice President
Leonardo Almeida Byrro	Vice President
Arthur Tacla	Vice President

Our current members of our Statutory Audit Committee (Comitê de Auditoria) are: as independent member, Sergio Ricardo Silva Rosa (Coordinator), Fernando Maida Dall Acqua (Member and Financial Expert), and Walter Fontana Filho (Member), and as a member, Renato Proença Lopes.  On September 7, 2016, our board of directors suspended Mr. Sergio Ricardo Silva Rosa from his duties as a member of our Statutory Audit Committee.  The decision was prompted by a court order rendered in connection with a governmental investigation into alleged misconduct related to the management of pension funds.  To our knowledge, the allegations are unrelated to his tenure at our company.